UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-12252

EQUITY RESIDENTIAL (Exact name of registrant as specified in its charter)

2 NORTH RIVERSIDE PLAZA, SUITE 400
CHICAGO, ILLINOIS 60606
(312) 474-1300
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

DEPOSITARY SHARES EACH REPRESENTING 1/10 OF A
9 1/8% SERIES C CUMULATIVE REDEEMABLE PREFERRED SHARE OF BENEFICIAL INTEREST,
$0.01 PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE

DEPOSITARY SHARES EACH REPRESENTING 1/10 OF A 8.60% SERIES D CUMULATIVE REDEEMABLE PREFERRED SHARE OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE

SERIES E CUMULATIVE CONVERTIBLE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE

SERIES H CUMULATIVE CONVERTIBLE PREFERRED SHARES OF BENEFICIAL
INTEREST, $0.01 PAR VALUE PER SHARE

DEPOSITARY SHARES EACH REPRESENTING 1/10 OF A 6.48% SERIES N CUMULATIVE REDEEMABLE PREFERRED SHARE OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(a)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Equity Residential has caused this certification/notice to be signed on behalf by the undersigned duly authorized officer.

Dated: September 12, 2006	EQUITY RESIDENTIAL

	By:	/s/ Bruce C. Strohm
	Name:	Bruce C. Strohm
	Its:	Executive Vice President and General Counsel